EXHIBIT 1

Identification of the Subsidiaries that Acquired the Security Being Reported on by the Parent Holding Company or Control Person

ABN AMRO Bank N.V.
Adam & Company Investment Management Limited
Adam & Company International Limited
Coutts & Co
RBS Citizens, National Association
RBS Coutts Bank Limited
National Westminster Bank Plc
The Royal Bank of Scotland plc
Ulter Bank Dublin Trust Limited